UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   October 5, 2010           File No.  001-33505

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour to Present at the 2010 IPAA OGIS San Francisco

Denver, Colorado, October 5, 2010 -- Dejour Enterprises Ltd. (NYSE-Amex: DEJ / TSX: DEJ) announced today that Co-Chairmen Bob Hodgkinson and Steve Mut will present at the Oil and Gas Investment Symposium (OGIS) organized by the Independent Petroleum Association of America (IPAA) on Thursday October 14, 2010, 8:50 a.m. PDT at The Palace Hotel in San Francisco.

Interested parties are invited to listen to a live webcast of the presentation at:

http://www.investorcalendar.com/CEPage.asp?ID=161732

Following the presentation, it can be accessed together with the accompanying slides from the Company's website http://www.dejour.com.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place	Craig Allison
Vancouver, BC Canada V6C 3E	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd. (Registrant)

Dated: October 5, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer